SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 1
to
Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Lawson Products, Inc.
(Name of Subject Company (Issuer))
Lawson Products, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
520776105
(CUSIP Number of Class of Securities)
Neil E. Jenkins
Executive Vice President, Secretary, and General Counsel
Lawson Products, Inc.
1666 East Touhy Ave., Des Plaines, Illinois 60018
Telephone: 847-827-9666
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Stanley H. Meadows, P.C.
Heidi J. Steele
McDermott, Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606-5096
Telephone: (312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$43,000,000	$4,601

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 1,000,000 outstanding shares of common stock, par value $1.00 per share, are being purchased at the maximum possible tender offer price of $43.00 per share.

**	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 1 amends the Tender Offer Statement on Schedule TO regarding the tender offer by Lawson Products, Inc., a Delaware corporation (“Lawson Products” or the “Company”), to purchase for cash up to 1,000,000 shares of its common stock, par value $1.00 per share, at a price not more than $43.00 nor less than $37.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 8, 2006 (the “Offer to Purchase”), and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and are amended as set forth in this Amendment to the Schedule TO.
          The information in this Amendment No. 1 to the Schedule TO (“Amendment No. 1”) is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO (including the exhibits thereto), except as specifically stated in this Amendment No. 1. Accordingly, you are encouraged to read the information contained in this Amendment No. 1 in conjunction with the information contained in the Schedule TO as filed on September 8, 2006. This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.
          Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.
     Items 1 through 11
          Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, are hereby amended as follows:
1.	The second sentence in the fifth paragraph in Section 1 “Number of Shares; Proration” on page 8 of the Offer to Purchase is deleted in its entirety and replaced with the following sentence:

“Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the purchase price that Lawson ultimately pays for shares properly tendered and not properly withdrawn in the tender offer, which will increase the likelihood that the shareholder will receive the lowest price per share offered by the Company, which is $37.50.”

2.	The sole sentence in the fifth paragraph in Section 4 “Withdrawal Rights” on page 16 of the Offer to Purchase is deleted in its entirety and replaced with the following:

“If Lawson extends the tender offer, is delayed in its purchase of shares or is unable to purchase shares under the tender offer for any reason, then, without prejudice to Lawson’s rights under the tender offer and subject to applicable law, including Rule 14e-1(c) which requires the consideration for the tendered shares to be paid promptly or the tendered shares to be returned promptly after the termination or withdrawal of the tender offer, the depositary may retain tendered shares on behalf of Lawson and stockholders may not withdraw these shares except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4 or otherwise pursuant to applicable law.”
3.	The third paragraph on page 12 of the Offer to Purchase in Section 3 “Procedures for Tendering Shares” is hereby amended by including the following sentence at the end of such paragraph:

“Stockholders are required to submit separate notices of withdrawal for each portion of shares tendered at a different price.”

4.	The second paragraph on page 16 of the Offer to Purchase in Section 4 “Withdrawal Rights” is hereby amended by including the following sentence at the end of such paragraph:

“Stockholders are required to submit separate notices of withdrawal for each portion of shares tendered at a different price.”

5.	The third indented bullet point in the second full bulleted paragraph on page 19 of the Offer to Purchase in Section 7 “Conditions of the Tender Offer” is deleted in its entirety and replaced with the following:
•	“a material adverse change in U.S. currency exchange rates or a suspension of or limitation on the markets for trading such currencies that in our reasonable judgment could reasonably be expected to have a material adverse effect on the business, condition (financial or other), assets, income, operations or prospects of our company and our subsidiaries, taken as a whole, on the trading in the shares of our common stock or on our ability to consummate the tender offer;”
6.	The fourth indented bullet point under the second full bulleted paragraph on page 19 of the Offer to Purchase in Section 7 “Conditions of the Tender Offer” is deleted in its entirety and replaced with the following:
•	“the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism, that in our reasonable judgment could reasonably be expected to have a material adverse effect on the business, condition (financial or other), assets, income, operations or prospects of our company and our subsidiaries, taken as a whole, on the trading in the shares of our common stock or on our ability to consummate the tender offer;”
7.	The sixth indented bullet point in the second full bulleted paragraph on page 19 of the Offer to Purchase in Section 7 “Conditions of the Tender Offer” is deleted in its entirety and replaced with the following:
•	“any changes in the general political, market, economic or financial conditions in the United States or abroad that in our reasonable judgment could reasonably be expected to have a material adverse effect on the business, condition (financial or other), income, operations or prospects of our company and our subsidiaries, taken as a whole, or on the trading in the shares of our common stock;”

     Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated September 8, 2006.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 8, 2006. *
(a)(1)(E)	Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 8, 2006. *
(a)(5)(A)	Press Release, dated September 6, 2006, incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 6, 2006. *
(a)(5)(B)	Press Release, dated September 6, 2006 announcing commencement of the offer. *
(b)(1)	Credit Agreement dated March 27,2001 between Lawson Products, Inc. and LaSalle Bank National Association, as amended by the First Amendment to Credit Agreement dated August 12, 2002 as amended by Second Modification to Loan Documents dated July 11, 2003, and as further amended by Third Modification to Credit Agreement dated as of June 15, 2005, incorporated by reference to Exhibit 10(c)(17) to the Company’s Form 10-Q for the quarter ended June 30, 2005.
(d)(1)	Lawson Products, Inc. Incentive Stock Plan, incorporated herein by reference to Appendix A to the Company’s Proxy Statement for the Annual Meeting of Stockholders held on May 11, 1999.
(d)(2)	Amended and Restated Executive Deferral Plan, incorporated herein by reference from Exhibit 10(c)(7) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
(d)(3)	Lawson Products, Inc. Stock Performance Plan, incorporated herein by reference from Exhibit 10(c)(8) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.
(d)(4)	Lawson Products, Inc. 2002 Stock Equivalents Plan for Non Employee Directors, incorporated herein by reference from Exhibit 10(c)(9) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.
(d)(5)	Lawson Products, Inc. Long-Term Capital Accumulation Plan, incorporated herein by reference from Exhibit 10(c)(10) to the Company’s Current Report on Form 8-K dated October 21, 2004.
(d)(6)	Form of Shareholder Value Appreciation Rights Award Agreement, incorporated by reference to Exhibit 10(c)(14) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
(d)(7)	Form of Restricted Stock Award and Acknowledgement, incorporated by reference to Exhibit 10(c)(15) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
(d)(8)	Form Letter regarding Stock Performance Rights, incorporated by reference to Exhibit 10(c)(16) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
(g)	Not applicable.
(h)	Not applicable.
* Previously filed.
     Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lawson Products, Inc.
By:	/s/ Neil E. Jenkins
Name:	Neil E. Jenkins
Title:	Executive Vice President, Secretary, and General Counsel

Dated: September 25, 2006